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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                 CHEROKEE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   16444H102
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Ronald P. Givner, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
                     2121 Avenue of the Stars, 10th Floor,
                 Los Angeles, California  90067 (310) 203-8080
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 1, 1996
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                      -------------------
CUSIP No. 164 44H-10-2                                       Page 2 of 6 Pages
----------------------                                      -------------------

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROBERT MARGOLIS
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

                NOT APPLICABLE
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                965,576 SHARES OF COMMON STOCK
     NUMBER OF       ----------------------------------------------------------
      SHARES            8       SHARED VOTING POWER
   BENEFICIALLY                 1,250,446 SHARES OF COMMON STOCK
     OWNED BY        ---------------------------------------------------------
       EACH             9       SOLE DISPOSITIVE POWER
     REPORTING                  965,576 SHARES OF COMMON STOCK
      PERSON         ---------------------------------------------------------
       WITH            10       SHARED DISPOSITIVE POWER
                                1,250,446 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,216,022 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
        CERTAIN SHARES*
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.3%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 164 44H-10-2                                       Page 3 of 6 Pages


     This Amendment No. 4 (this "Amendment No. 4"), filed on behalf of Robert Margolis, a citizen of the United States, amends and supplements the statements on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") with respect to Mr. Margolis' ownership of common stock, par value $.02 per share, of Cherokee Inc. (the "Issuer" or the "Company"), as previously amended by two (2) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Amendment No. 4 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

         The sole purpose of this Amendment No. 4 is to report the acquisition from The Newstar Group, Inc. d/b/a The Wilstar Group ("Wilstar"), a California corporation of which Mr. Margolis is the chief executive officer and majority shareholder, of shares of common stock of the Issuer and the acquisition of options to acquire shares of common stock of the Issuer from the Issuer. Wilstar is concurrently filing a Schedule 13D reflecting the disposition.

Item 1.          Security and Issuer.

Securities:      Common Stock, $.02 par value ("Common Stock").

                 Options to acquire Common Stock ("Options").

Issuer:          Cherokee, Inc.
                 300 Park Avenue, 17th Floor
                 New York, New York 10022

Item 2.          Identity and Background

         (a)     Robert Margolis

         (b)     6835 Valjean Avenue
                 Van Nuys, California  91406

         (c) Chief Executive Officer, Chairman, Member of the Board of Directors Cherokee Inc., 6835 Valjean Avenue
                 Van Nuys, California  91406

         (d) The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 164 44H-10-2                                       Page 4 of 6 Pages


         (e) The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.  Purpose of Transaction.

         See Item 5.

Item 5.  Interest in Securities of the Issuer

         (a) As a result of his being a director and Chief Executive Officer of Wilstar and his beneficially ownership 50.17% of outstanding shares of Wilstar, Mr. Margolis is deemed the asserted beneficial ownership over the 2,216,022 shares of common stock of the Company owned by Wilstar (the "Cherokee Shares"). On November 1, 1996 Wilstar transferred an aggregate of 874,739 Cherokee Shares as follows:

                 (i) 356,730 Cherokee Shares in satisfaction of principal and interest due on indebtedness owed to the Wilstar shareholders. For the purposes herewith each Cherokee Share was valued at $5 per share;

                 (ii) 426,259 Cherokee Shares paid as employee bonuses to five employee/shareholders of Wilstar. These Cherokee Shares were also valued at $5 per share; and

                 (iii) 91,750 Cherokee Shares issued to shareholders of Wilstar as a Subchapter S distribution to shareholders without payment of any consideration to Wilstar.

                 The aforementioned transactions reduced Wilstar's aggregate beneficial ownership of Cherokee Shares to 1,250,446 shares or 15.4% of the total amount of Cherokee Shares outstanding. Said amount includes 450,446 of Cherokee Shares which are issuable upon the exercise of currently exercisable options held by Wilstar. The total Wilstar option is for 675,670 shares.

CUSIP No. 164 44H-10-2                                       Page 5 of 6 Pages


                 In connection with the above transfers by Wilstar, Mr. Margolis received an aggregate of 635,736 Cherokee Shares from Wilstar as follows:

         (x)     221,251 shares pursuant to (i) above;

         (y)     368,457 shares pursuant to (ii) above; and

         (z)     46,028 shares pursuant to (iii) above.

                 Of the 635,736 shares, 492,571 were transferred to Robert Margolis, Trustee of the Robert Margolis Living Trust dated April 6, 1994 (the "Trust"). In addition to the above, Mr. Margolis has been granted by Cherokee a 10,000 share option exercisable until October 13, 2001 and exercisable at $5.50 per share.

                 As a result of the above transaction, Mr. Margolis' deemed beneficial ownership in Cherokee Shares is now 2,216,022 shares (27.3%
         of the Cherokee Shares outstanding).   Included in the Cherokee Shares
         beneficially owned by Mr. Margolis are 450,446 shares which are issuable upon the exercise of currently exercisable options held by Wilstar and an additional 10,000 shares which are issuable upon the exercise of currently exercisable options held by Mr. Margolis individually and 492,571 shares are held by Mr. Margolis as Trustee of the Trust. Mr. Margolis has shared investment and dispositive power over all of the Cherokee Shares he beneficially owns through Wilstar, and he has sole investment and dispositive power over the shares he individually owns, the Shares held in the Trust and the shares underlying the option held by him individually (a total of 965,576 shares).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Exhibit "C".

Item 7.  Material to be Filed as Exhibits.

         (a) The May 4, 1995 Revised Management Agreement between Newstar and the Issuer, as amended on March 23, 1996, is attached as Exhibit "99.A," as filed with Amendment No. 3 to the Schedule 13D.

         (b) The May 4, 1995 Revised Option Agreement between Newstar and Issuer, as amended on March 23, 1996, is attached as Exhibit "99.B," as filed with Amendment No. 3 to the Schedule 13D.

CUSIP No. 164 44H-10-2                                       Page 6 of 6 Pages

                                   Signatures


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1996

                                                  s/ Robert Margolis
                                                  ---------------------------
                                                  Robert Margolis